FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of January 22, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES
         (1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

         Signet Group plc

2. Reason for the notification (please state Yes/No):
         .......
         An acquisition or disposal of voting rights:
         Yes
         An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
         .......
         An event changing the breakdown of voting rights:
         .......

3. Full name of person(s) subject to the notification obligation (iii):

         Schroders plc

4. Full name of shareholder(s) (if different from 3.) (iv):

         .......

         5. Date of the transaction and date on which the threshold is crossed or reached (v):

         20/01/2007

6. Date on which issuer notified:

         22/01/2007

7. Threshold(s) that is/are crossed or reached:

         Above 5%

8. Notified details:
         .......

A: Voting rights attached to shares

Class/type of shares if possible   Situation previous to the         Resulting situation after the
using the ISIN CODE                Triggering transaction (vi)       triggering transaction (vi)

                                   Number of shares                  Number of voting Rights (viii)
                                   N/A                               109,786,444
Ordinary

GB0000403740

Resulting situation after the triggering transaction (vii)

Class/type of shares if          Number of shares          Number of voting rights (ix)           % of voting rights
possible using the ISIN CODE

                                 Direct                    Direct (x)      Indirect (xi)          Direct        Indirect
                                 N/A                       N/A             109,786,444            N/A           6.396
Ordinary

GB0000403740

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

                                            Exercise/Conversion         Number of voting rights that   % of voting rights
Type of financial  Expiration Date (xiii)   Period/ Date (xiv)          may be acquired if the
instrument                                                              instrument is exercised/
                                                                        converted.

Total (A+B)

Number of voting rights         % of voting rights
109,786,444                     6.396

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
         .......

Schroder Investment Management Limited - 54,908,297 3.199%

Schroder Investment Management North America Limited - 43,771,724 2.55%

Schroder & Co Limited - 348,338 0.02%

Schroder Investment Management Japan Limited - 300,490 0.018%

Schroder Investment Management Switzerland Limited - 10,457,595 0.609%

Proxy Voting:

10. Name of the proxy holder:

         .......

11. Number of voting rights proxy holder will cease to hold:

         .......

12. Date on which proxy holder will cease to hold voting rights:

         .......

13. Additional information:

         The Shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for client under investment management agreements.

14. Contact name:

         Mark Jenkins

15. Contact telephone number:

                  0870 90 90 301

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   January 22, 2007